EXHIBIT 1

Independent Auditors' Consent

We consent to the use of our report dated January 31, 2003, appearing in this Annual Report on Form   40-F of Russel Metals Inc. for the year ended December 31, 2002.

/s/Deloitte and Touche LLP

''Deloitte and Touche LLP''

Chartered Accountants

Toronto, Ontario
May 9, 2003